Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated May 27, 2012
2.	Minutes of the Meeting of the Board of Directors held on May 22, 2012
3.	Market Announcement dated May 28, 2012

Item 1

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

Ultrapar announces the acquisition of a terminal for liquid bulk in the port of Itaqui

São Paulo, Brazil, May 27, 2012 – Ultrapar Participações S.A. (BM&FBOVESPA:UGPA3 / NYSE:UGP) hereby announces that it signed, through Ultracargo, a sale and purchase agreement for the acquisition of 100% of the shares of the company TEMMAR - Terminal Marítimo do Maranhão S.A. (“Temmar”) from Temmar Netherlands B.V. and Noble Netherlands B.V., subsidiaries of Noble Group Limited. The acquisition value is R$160 million, subject to the customary working capital and indebtedness adjustments on the closing date. Additionally, Ultrapar will disburse a minimum extra value of R$12 million, which may reach approximately R$30 million as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within the next 7 years.

Temmar is a modern and well-designed terminal in the port area of Itaqui, in the state of Maranhão, in the Northeast region of Brazil, with a capacity of 55 thousand cubic meters and used mainly for the handling of fuels and biofuels. Temmar has contracts with its clients for the entire capacity of the terminal and a long-term lease contract, which includes a large area for future expansions.

The port of Itaqui is the second largest port in liquid bulk handling in Brazil, with privileged location and efficient logistics, which includes access to railway. Responsible for supplying the fuel market in the states of Maranhão, Piauí and Tocantins, where fuel consumption has grown above the national average, the Itaqui port region has attracted various investments and new projects.

This acquisition marks the entry of Ultracargo in this important market and enhances its operational scale, strengthening its position as a provider of storage for liquid bulk in Brazil and adding 8% to the company’s current capacity.

The closing of this acquisition is subject to the compliance with certain usual conditions precedent for this type of transaction, notably the opinion of port authorities and, if applicable, the approval by a general shareholders’ meeting of Ultrapar. In the event the shareholders’ meeting is required and the acquisition is not approved, Ultrapar will pay to the seller a break-up fee of R$ 3 million.

The company hereby clarifies that the acquisition of Temmar will not entitle Ultrapar’s shareholders to withdrawal rights, pursuant to paragraph 2 of Article 256 of the Brazilian Corporate Law. This transaction will be submitted to the competent regulatory authorities.

Additional information about Temmar is available at Ultrapar’s website (www.ultra.com.br).

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (05/2012)

Date, Time and Location:
May 22nd, 2012, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luis Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, duly signed, including participation by telephone.

Decisions:

1.
The members of the Board of Directors approved, in accordance with article 28, V, item “p”, of the Company’s Bylaws and with the proposal submitted by the Executive Officers, the acquisition of 100% of the shares issued by Temmar – Terminal Marítimo do Maranhão S.A. (“Temmar”), approving also the signing, by its Executive Officers, of all documents in connection with the completion and implementation of the acquisition, as well as the conduction of any necessary act.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 22nd, 2012)

Observations: The deliberations were approved by all the Board Members present, except for Board Member Renato Ochman, who abstained from voting.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members. aa) Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho – Vice President; Ana Maria Levy Villela Igel; Paulo Vieira Belotti; Olavo Egydio Monteiro de Carvalho; Nildemar Secches; Renato Ochman; Thilo Mannhardt; Luiz Carlos Teixeira – Board Members.

I hereby declare that this is a true and faithful copy of the minutes of the meeting, which has been entered in the appropriate registration book.

Paulo Guilherme Aguiar Cunha
Chairman

Item 3

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

Oxiteno signs a sale and purchase agreement for the acquisition of American Chemical in Uruguay

São Paulo, Brazil, May 28, 2012 – Ultrapar Participações S.A. (BM&FBOVESPA:UGPA3 / NYSE:UGP) hereby announces that it signed today, through its subsidiary Oxiteno, a sale and purchase agreement for the acquisition of 100% of the shares of American Chemical I.C.S.A., a Uruguayan specialty chemicals company. The acquisition value is US$79 million, subject to the customary working capital and net debt adjustments on the closing date.

American Chemical owns a plant in Montevideo, Uruguay, with production capacity of 81 thousand tons of specialty chemicals, particularly sulfonates and sulfates surfactants for the home and personal care industries, as well as products for the leather industry. The plant is located close to the Montevideo port, providing efficient logistics to exports and to serve the Southern Cone countries, where home and personal care markets have presented significant growth.

Oxiteno currently supplies the demand of the Southern Cone with products made in Brazil. This acquisition will strengthen its position in the region as a producer of surfactants and specialty chemicals and allow commercial, operational and administrative gains, which will enable the acquired business to obtain profitability similar to that of Oxiteno.

Through the acquisition of American Chemical, Oxiteno continues the international expansion of its activities, started in 2003 and based on its deep knowledge of the technology for production and application of surfactants and specialty chemicals and on its strong relationship with its clients.

Closing is subject to the compliance with certain conditions precedent, notably the favorable result of the due diligence. This transaction will be submitted to the competent regulatory authorities.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2012

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcements, Board Minutes)